
CARROT
66
CARROT
1,598,286
Activity
Featured
Cambridge
MY STEP
7832
GOAL
2932
MY STEPS TODAY
STEPS HISTORY
Tue
Wed
Thu
Fri
Sat
Sun
7 DAY TRACKING
The App that Rewards You Financially for Walking.

OPPORTUNITY

CARROT

To curb rising per-employee health care costs,
employers are increasing investments in wellness programs.

$13K

AVG. 2016 HEALTH CARE COST PER EMPLOYEE

$2.7K

ANNUAL ADDITIONAL COSTS PER OBESE EMPLOYEE

$700

ANNUAL WELLNESS INCENTIVES PER EMPLOYEE

WELLNESS LANDSCAPE

CARROT

Traditional one-size-fits-all wellness programs typically appeal only to the healthiest staff members, and they now often resort to penalizing employees – resulting still in poor engagement. What they need is a new approach that will motivate EVERYONE.



Everyone
CARROT
Punish
Reward
STICKS
Trending
TRADITIONAL
WELLNESS
PROGRAMS
Physically Active



92
CARROT
1,558,854
Activity
Featured
Generic
MY STEP
3778
GOAL
952
MY STEPS TODAY
STEPS HISTORY
Fri
Sat
Sun
Mon
Tue
Wed
7 DAY TRACKING

Solution:
CARROT Health and Wellness

A mobile gaming company has successfully “gamified” corporate health and wellness – and it’s called CARROT!

CARROT’s **individualized goals** and **low-cost rewards** give users **instant gratification**, leading to enthusiastic adoption and maximizing participation by even the most sedentary employees.

There is **NO PROGRAM** in the marketplace quite like CARROT!


54
CARROT
1,445,122
Featured
Activity
CARROT
3
NEW
SURVIVOR
CARROT Survivor Challenge!
Win a $25 Amazon Gift Card
Stock
1
$25
2.5M
WHOLE FOODS
Whole Foods Market® eGift Card
Stock
1
$25
2.5M
NORDSTROM
Nordstrom e-Gift Card
Stock

Why Participants Love CARROT

- Individualized goals allow EVERYONE to compete equally.
- Participants get to play games, compete in challenges, and purchase e-gift cards that are available right on the app.
- No web portals, no passwords & no paperwork.
- Personal info is secure and private.
- No need to purchase expensive trackers such as Fitbits.
- Bottom Line: It’s FUN!


54
CARROT
1,445,122
Featured
Activity
CARROT
3
NEW
SURVIVOR
CARROT Survivor Challenge!
Win a $25 Amazon Gift Card
Stock
1
$25
2.5M
Whole Foods Market® eGift Card
Stock
1
$25
2.5M
NORDSTROM
Nordstrom e-Gift Card
Stock

Why Employers Love CARROT

- Set-it-and-forget-it program: minimal HR requirements.
- “Leveling the playing field” motivates everyone.
- Delivers measurable results for less cost.
- “Gamified” approach maximizes engagement.
- Fully inclusive: Manual wheelchair users can compete equally.
- Mobile tool supports all company wellness initiatives.
- Unifying program for the entire organization.

Instant Gratification

Participants use the "CARROT Currencies" they've earned for walking & meeting individualized goals to compete in challenges, enter drawings, play games, and purchase rewards right on the app!



45
CARROT
87,076
Activity
Featured
New York
$5
STARBUCKS CARD
Starbucks Card eGift
$25
NORDSTROM
Nordstrom e-Gift Card
$10
UBER
CARROT
SURVIVOR
CHALLENGE
Our first ever CARROT Survivor Challenge begins on Monday, October 24th 2016
You MUST open and refresh your CARROT app BEFORE NOON each day to report your previous day's steps data – failing to do so will eliminate you from the competition.
(IMPORTANT: If you use a wearable tracker like Fitbit, be sure to sync that BEFORE opening CARROT.) The leaderboard will be updated by 5
$25
52
Whole Foods Market® eGift Card
Stock
2
$5
12
iTunes
iTunes® Code
Stock
5
$10
23
The Home Depot® eGift Card
Stock

CARROT: DISRUPTING THE CORPORATE WELLNESS INDUSTRY


45
CARROT
87,076
introducing the 1st annual
CARROT OSCARS
CARROT Oscars Contest
You'll earn 5,000 Reward Points for each correct prediction and 10,000 points for correctly predicting the "Best Picture". The contestant with the most correct picks will get the 'Red Carpet Treatment' and receive an extra 100,000 points! (Ties, if any, will be broken by random draw.) The 89th Annual Academy Awards will be presented Feb. 26 at
Open Versus
Survivor
JORDAN SPIETH
1K
NEW
VS
THE OPEN
Stock
10+
JASON DAY
n Day vs. Henrik Stenson
JON RAHM
m vs. Hideki Matsuyama
Activity
Featured
New York
SURVIVOR
CARROT Survivor Challenge!
3
2.5M
$25
ole Foods Market® eGift Card
NORDSTROM
rom e-Gift Card

Mobile Engagement

CARROT's "gamified" approach motivates even the most sedentary staff members to participate (5-out-of-6 participants begin with a goal of less than 4,500 steps!)

CARROT: DISRUPTING THE CORPORATE WELLNESS INDUSTRY

Keeping Participants on Track

Features such as staff leaderboards, the personalized activity center, and targeted lock screen notifications celebrate accomplishments and encourage continued progress.


45
CARROT
87,076
Henry Ford Health System
HFHS Leaderboard
Current View: Latest 30 Days
Select Month
Get Month
Goals
Steps
Name
Average Steps
Troy Pharmacy Advantage 9957
Henry Ford Cottage Hospital 8170
Henry Ford Macomb Specialty Hospital 7608
Lakeside Medical Center 7516
OptimEyes Southfield 7184
OptimEyes Lakeside 7181
Rochester Hills Data Center 7158
Ford Road Medical Center 6987
Farmington Road Medical Center 6929
JCC Downriver 6878
45
CARROT
87,076
Activity
Featured
MCG Wellness
MY STEP
6773
GOAL
3377
MY STEPS TODAY
STEPS HISTORY
Sun
Mon
Tue
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7 DAY TRACKING
AT&T
100%
11:00
Sunday, December 4
CARROT
now
Consistency is the key to success! You've done a great job of meeting your goals this past week. Keep it up!
Slide for more
Press home to unlock

CARROT: DISRUPTING THE CORPORATE WELLNESS INDUSTRY

VALUE PROPOSITION

CARROT

CARROT typically delivers 6x greater participation than traditional wellness programs while requiring less than 1/6th the average annual incentives budget.
And while it appeals to ALL users equally - from marathon runners and weekend warriors to manual wheelchair users - CARROT delivers an astounding daily engagement rate of 85%!

6X
PARTICIPATION

1/6
COST

85%
DAILY ENGAGEMENT

TESTIMONIALS

CARROT

"When it comes to employee wellness, engagement is the name of the game, and CARROT's program is a truly innovative approach to engagement. "It is an impressive tool."

-Bethany Thayer, Director-Center for Health Promotion and Disease Prevention
Henry Ford Health System

"CARROT has motivated our staff to get moving! Most of our staff have increased their daily steps and are making an effort to get healthier. We've had several staff members already celebrate weight loss and lower blood pressure as a result of this initiative…. It's an easy to use app and it's proving worth the investment."

-Ruthann Hande, Director of Education & Wellness Leader
United Auto Workers International

"CARROT Wellness is great! We recently added the program to our employee wellness program and have had increased participation in all our health programs across the board! Easy to use and great customer service."

-Elise Tuck, Human Resources Business Partner
PACE Southeast Michigan

RECOGNITION

CARROT

CARROT Named "Most Innovative Solution"

A group of more than 400 CEO's and HR professionals named CARROT the "Most Innovative Solution" to engage millennials in health care at the 2016 Crain's Detroit Business Health Care Leadership Summit.

Healthy @WORK

PriorityHealth

CRAIN'S HEALTH CARE LEADERSHIP SUMMIT



More than 100 companies competed in the first-ever "Healthy@Work" competition sponsored by Priority Health and Crain's Detroit Business.

In the end, CARROT took top honors.

TRACTION

CARROT

Since its launch in January 2016, CARROT's patent-pending, "gamified" approach to health and wellness has attracted more than a dozen paying clients.

60K

PAID USERS

$375K

TOTAL REVENUE TO DATE

MARKET SIZE

CARROT

There is an immense opportunity for CARROT to provide the industry's first truly mobile program to a large market starved for an effective solution.



US Workplace Wellness Market
Businesses > 1K Employees
Midwest
$8B
$6B
$1.5B

CUSTOMER ACQUISITION

CARROT

To complement its simple, low-cost pricing structure, CARROT has developed targeted marketing strategies to effectively reach health care decision makers.

CARROT PRICING

$2.5K

SETUP FEE
(ONE TIME CHARGE)

$10

SUBSCRIPTION FEE
(PER USER PER YEAR)

CARROT MARKETING

TO REACH COMPANIES WITH >1,000 EMPLOYEES

- B2B Sales Force
- Employee Benefits Conferences
- National Wellness Organizations
- Targeted Digital Marketing

TO REACH COMPANIES WITH <1,000 EMPLOYEES

- "Self Serve" Instant Pilot
- Targeted Digital Marketing

EXIT

CARROT will become a target for acquisition by major benefits management organizations, benefits brokers, health insurers, and fitness-related marketers.

NIKE JUST DO IT.
BlueCross BlueShield
WebMD
amazon
Cigna
fitbit
REDBRICK HEALTH
Reebok
Aetna
new balance
UnitedHealthcare
STAYWELL
MISFIT

TEAM

CARROT

Our team's unique blend of experience, expertise and passion has CARROT well-positioned for success.



Michael J Antaran
Founder & CEO



Michael Murray
VP Marketing & Communications

ADVISORS



Faris Alami
Business Advisor
Goldman Sachs 10kSB



Patricia Greene
Professor of Entrepreneurship
Babson College



Richard Bliss
Professor of Finance
Babson College


CARROT

Questions?

Please contact me at any time.

Michael J. Antaran
Founder & CEO
michael@CARROTwellness.com
66-WALKING-4
(669-255-4644)

CARROT PASS LLC
628 E. Parent #100, Royal Oak, MI 48067
www.CARROTwellness.com